SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                           BIG B, INC.
                        (Name of Issuer)

                 Common Stock - $.001 Par Value
                 (Title of Class of Securities)

                             088891
                         (CUSIP Number)

     Richard Cohn, Esq., P.O. Box 55727, Birmingham AL 35255
                         (205) 930-5133
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 27, 1994
     (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)
(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

            (Cover Page continued on separate page.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 088891

1)   Name of Reporting Person:   Vincent J. Bruno

     Social Security Number or I.R.S. Identification Number of
     Reporting Person:
     ###-##-####

2)   Check the Appropriate Row if a Member of a Group:

     (a)
     (b)

3)   SEC Use Only:

4)   Source of Funds:  Not applicable.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):

6)   Citizenship or Place of Organization:  United States citizen

Number of                (7)  Sole Voting Power: 622,036
Shares Bene-
ficially                 (8)  Shared Voting Power: 604,076
Owned by
Each                     (9)  Sole Dispositive Power:  622,036
Reporting
Person With              (10) Shared Dispositive Power: 604,076

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   1,226,112 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:

13)  Percent of Class Represented by Amount in Row (11):
     7.9%

14)  Type of Reporting Person:     IN

Item 1(a)      Title of Class of Securities:
               Common Stock, $.001 Par Value

Item 1(b)      Name of Issuer:     Big B, Inc.

Item 1(c)      Address of Issuer's Principal Executive Office:
               2600 Morgan Road, S.E.
               Bessemer, Alabama 35023

Item 2(a)      Name of Person Filing:   Vincent J. Bruno

Item 2(b)      Residence or Business Address:
               2600 Morgan Road, S.E.
               Bessemer, Alabama 35023

Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Vice President of Merchandising and Advertising and Director of Big B, Inc.

Item 2(d)      Criminal convictions during last five years.  Give
               dates, nature of conviction, name and location of
               court, any penalty imposed, or other disposition of
               case:     None

Item 2(e)      Securities violations during last five years:
               None

Item 2(f)      Citizenship:  United States Citizen
Item 3         Not applicable.
Item 4         Not applicable.
Item 5(a)      Ownership:
               Amount Beneficially Owned:    1,226,112 shares
               Percent of Class:             7.9%
Item 5(b) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5(c) Transactions during past 60 days or since most recent filing on Schedule 13D, whichever is less, by reporting person (including identity of person effecting the transaction, date of transaction, amount of securities involved, price per share and where and how transaction was effected).
               4/20/94 - Sale of 7,872 shares of Common Stock owned by Mr. Bruno at $10-5/8; 8/9/94 - Sale of 12,205 shares of Common Stock held by Mr. Bruno as Trustee at $10.6875; 8/9/94 - Sale of 2,500 shares of Common Stock held by Mr. Bruno as Trustee at $10.8125; 12/27/94 - year-end gifts of 3,875 shares.

Item 5(d) Names of any other persons having the right to receive or direct receipt of dividends from, or proceeds from the sale of, such securities. If such interest relates to more than five percent of
               the class, identify such person.   None.

Item 5(e)      If applicable, state the date on which the
               reporting person ceased to be the beneficial owner
               of more than five percent of the class of
               securities.    Not applicable.

Item 6         Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer. None.

Item 7         Exhibits. None

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                              February 13, 1995
                              (Date)


                              /s/ Vincent J. Bruno
                              (Signature)


                              Vincent J. Bruno,
                              Vice President of Merchandising
                              and Advertising and Director
                              (Name and Title)